                                                           EXHIBIT 99.2(A)(5)(V)

             OFFER TO PURCHASE ALL OUTSTANDING SHARES OF COMMON STOCK
              OF SUNRISE MEDICAL INC. FOR $10.00 PER SHARE EXTENDED


New York, NY--November 28, 2000--An investor group that includes Vestar Capital Partners IV, L.P., Park Avenue Equity Partners, L.P. and senior managers of Sunrise Medical Inc. announced today the extension of the initial offering period for its offer to purchase all outstanding shares of common stock of Sunrise Medical Inc. at $10.00 per share in cash. The initial offering period, which was originally scheduled to expire at Midnight, New York City time, on November 28, 2000, has been extended to 5:00 P.M., New York City time, on December 6, 2000. As of the close of business today, 20,399,180 shares of common stock of Sunrise Medical Inc. (constituting approximately 91% of the total number of shares outstanding) have been tendered pursuant to the offer.

            The offer is being extended to comply with applicable rules and regulations promulgated by the Securities and Exchange Commission. It currently is expected that all conditions to the offer will be satisfied upon expiration of the initial offering period.

            The investor group will also provide for a subsequent offering period immediately following the expiration of the initial offering period, as it may be further extended, if the number of shares validly tendered and not withdrawn during the initial offering period and accepted for payment represents more than 50% but less than 90% of the issued and outstanding shares and if the conditions to the offer have been satisfied or waived. The subsequent offering period will expire at 12:00 Midnight, New York City time, on the third business day following the expiration date of the initial offering period, unless extended. During the subsequent offering period, stockholders may tender but may not withdraw their shares and will receive $10.00 per share in cash. Shares tendered during the initial offering period and accepted for payment may not be withdrawn during the subsequent offering period. The subsequent offering period will not be an extension of the initial offering period, but will be an additional period of time, following the expiration of the initial offering period and the acceptance for payment of shares tendered and not withdrawn during the initial offering period, in which stockholders may tender shares not tendered during the initial offering period.

            Sunrise Medical stockholders are advised to read the supplement to the offer to purchase and the amendment to the tender offer statement regarding the offer which is being filed today with the Securities and Exchange Commission.

            The tender offer statement, as amended (including the offer to purchase and the supplement thereto, the letter of transmittal and related tender offer documents), and Sunrise Medical's solicitation/recommendation statement contain important information which should be read carefully before any decision is made with respect to the offer. These documents will be made available to all stockholders of Sunrise Medical at no expense to them, by contacting the information agent, Mackenzie Partners, Inc. Stockholders please call (212) 929-5500 (collect) or (800) 322-2885 or email to:
PROXY@MACKENZIEPARTNERS.COM. These documents will also be available at no charge at the SEC's website at WWW.SEC.GOV.

            Sunrise Medical's common stock is traded on the New York Stock Exchange (Ticker Symbol: SMD). More information about Sunrise Medical is available at http://www.sunrisemedical.com.